CATHAY PACIFIC

Cathay Pacific Airways Limited

2008 Interim Report

Stock code: 00293


Asia's world city
CATHAY PACIFIC

SWIRE


Hong Kong
— Cathay Pacific
— Cathay Pacific Freighter
— Dragonair
— Air Hong Kong

CONTENTS

CORPORATE INFORMATION

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

INVESTOR RELATIONS

For further information about Cathay Pacific Airways, please contact:

Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong

Tel: (852) 2747 5210
Fax: (852) 2810 6563

Cathay Pacific's main Internet address is
www.cathaypacific.com

Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled passenger and cargo services to 118 destinations in 37 countries and territories.

The Company was founded in Hong Kong in 1946 and for more than six decades has remained deeply committed to its home base, making substantial investments to develop Hong Kong as one of the world's leading global transportation hubs.

In addition to our fleet of 116 wide-bodied aircraft, these investments include catering, aircraft maintenance and ground handling companies in addition to our corporate headquarters, Cathay Pacific City, at Hong Kong International Airport.

Hong Kong Dragon Airlines Limited ("Dragonair") is a wholly owned subsidiary of Cathay Pacific, offering an extensive network of destinations in Mainland China and around the region. Cathay Pacific also has a cross-shareholding and strategic partnership with Air China Limited ("Air China") and is the major shareholder in AHK Air Hong Kong Limited ("AHK"), an all-cargo carrier offering scheduled services in the Asian region.

Cathay Pacific and its subsidiaries employ more than 19,800 people in Hong Kong. The airline is listed on The Stock Exchange of Hong Kong Limited as are its substantial shareholders Swire Pacific Limited ("Swire Pacific"), Air China and CITIC Pacific Limited ("CITIC Pacific").

We are a founding member of the **one**world global alliance whose combined network serves some 700 destinations worldwide. Dragonair is an affiliate member of **one**world.

GROUP FINANCIAL STATISTICS

		2008	2007	
		Six months ended 30th June		Change
Results				
Turnover	*HK$ million*	**42,448**	34,631	**+22.6%**
(Loss)/profit attributable to Cathay Pacific shareholders	*HK$ million*	**(663)**	2,581	**-125.7%**
(Loss)/earnings per share	*HK cents*	**(16.8)**	65.6	**-125.6%**
Dividend per share	*HK cents*	**3.0**	25.0	**-88.0%**
(Loss)/profit margin	*%*	**(1.9)**	8.9	**-10.8%pt**
		30th June	31st December	
Balance Sheet				
Funds attributable to Cathay Pacific shareholders	*HK$ million*	**47,986**	50,549	**-5.1%**
Net borrowings	*HK$ million*	**18,858**	14,731	**+28.0%**
Shareholders' funds per share	*HK$*	**12.2**	12.8	**-4.7%**
Net debt/equity ratio	*Times*	**0.39**	0.29	**+0.1 times**

OPERATING STATISTICS – CATHAY PACIFIC AND DRAGONAIR

		2008	2007	
		Six months ended 30th June		Change
Available tonne kilometres ("ATK")	*Million*	**12,081**	10,975	**+10.1%**
Passengers carried	*'000*	**12,463**	10,960	**+13.7%**
Passenger load factor	*%*	**80.0**	78.1	**+1.9%pt**
Passenger yield	*HK cents*	**55.9**	53.7	**+4.1%**
Cargo and mail carried	*'000 tonnes*	**828**	775	**+6.8%**
Cargo and mail load factor	*%*	**66.4**	65.3	**+1.1%pt**
Cargo and mail yield	*HK$*	**1.60**	1.63	**-1.8%**
Cost per ATK	*HK$*	**2.79**	2.30	**+21.3%**
Cost per ATK without fuel	*HK$*	**1.73**	1.69	**+2.4%**
Aircraft utilisation	*Hours per day*	**11.4**	11.7	**-2.6%**
On-time performance	*%*	**79.4**	84.8	**-5.4%pt**

The Cathay Pacific Group reported a loss of HK$663 million for the first six months of 2008. This compares to a profit of HK$2,581 million in the first half of 2007. Earnings per share fell 125.6% to a loss of HK16.8 cents. Turnover for the period rose 22.6% to HK$42,448 million.

The headline issue in the first half of 2008 was the relentless rise in the price of fuel. This more than eroded the strong revenue performance of the Company and put it into loss. For the first six months the average into-plane fuel price was US$132 per barrel, a significant rise of 60% against the same period in the previous year. Our total six-month fuel bill rose from HK$10.55 billion to HK$19.31 billion, a climb of 83%. Fuel as a percentage of total operating cost rose from 33.6% in 2007 to 45.3% for the first half of 2008.

This steep rise in the price of fuel was not matched by the increase in fuel surcharges. The fuel surcharges approved by the Hong Kong Civil Aviation Department in the first half were less than half of the increased fuel bill and were significantly below those charged by our major international competitors.

Passenger demand remained strong throughout the first six months of the year and Cathay Pacific and Dragonair together carried 12.5 million passengers – a rise of 13.7% over the same period in 2007. This compares to capacity growth of 14.3%. There was some softening in First and Business Class demand in the latter part of the first half, though yield still grew by 4.1% to HK55.9 cents. The overall passenger load factor rose by 1.9 percentage points to 80.0%.

Cargo demand was more robust than anticipated and the amount of freight carried by both airlines grew 6.8% to 828,399 tonnes. Capacity, meanwhile, grew 6.9%, while the load factor rose by 1.1 percentage points to 66.4%. Yield fell 1.8% to HK$1.60 due to pricing pressures.

Given the vaulting fuel price, and increasing environmental concerns, it is vital that Cathay Pacific operates the most modern, fuel-efficient fleet possible and our aircraft order book reflects this imperative. In May we took delivery of the first of six Boeing 747-400ERFs (Extended Range Freighters) that benefit from higher fuel efficiency. The Group also has 10 new-generation Boeing 747-8F freighters on order and has accelerated the retirement of the older, fuel-inefficient Boeing 747-200/300F "Classic" freighters. To underscore our long-term confidence in Hong Kong's position as the world's major airfreight hub, Cathay Pacific will design, construct and operate a new cargo terminal at Hong Kong International Airport. Work on the project, to be operated under a 20-year franchise agreement, has already begun and the terminal will open in 2011 with an annual throughput capacity of 2.6 million tonnes.

Cathay Pacific also continues to invest in new passenger aircraft. A total of eight out of 30 new Boeing 777-300ERs (Extended Range) passenger aircraft have been delivered for use on key long-haul routes. Two more Airbus A330-300s arrived in the first half of 2008 and nine more will arrive by 2012 for deployment between Cathay Pacific and Dragonair. We will also lease two more Airbus A320s for Dragonair in 2009 and 2010.

A full account of our environmental performance was included in our 2007 Corporate Social Responsibility Report, published in June.

The Company's network continues to expand. There was a significant increase in our services to India in the first half of 2008, with Cathay Pacific

and Dragonair mounting an additional 27 flights per week to the country. Two new destinations in India, Bengaluru (Bangalore) and Chennai, are now served with direct flights to further boost our presence in this fast-growing and important market.

Cathay Pacific continues to enhance its product, with passengers benefiting from the ongoing rollout of our new First, Business and Economy seats which are now found on 28 of our medium- and long-haul aircraft. We also opened new lounges in Beijing, Melbourne, Seoul and Shanghai.

Cathay Pacific is currently the subject of antitrust investigations by competition authorities in various jurisdictions. In June Cathay Pacific announced that it had entered into a plea agreement with the United States Department of Justice under which it has pleaded guilty to a violation of the United States Sherman Act and will pay a fine of US$60 million (equivalent to HK$468 million). A provision for this amount has been made in Cathay Pacific's interim results. Cathay Pacific continues to cooperate with the competition authorities by which it is being investigated and, where applicable, to defend itself vigorously. These investigations, and associated civil actions against Cathay Pacific, are ongoing and the outcomes are subject to uncertainties. Cathay Pacific is not in a position at the present time to assess the full potential liabilities and is therefore not in a position to make provisions additional to that made for the fine to be paid in the United States.

Global aviation is making a painful adjustment to the new reality of US$100-plus oil. The industry will not survive in its current form; several smaller carriers have gone bankrupt and others will follow. Many of the larger carriers are aggressively downsizing (as in the USA) or merging (as in Europe) to reduce unit costs. Cathay Pacific is reducing costs where it can but there is a limit to how much cost can be saved before quality and brand are compromised and the service proposition to the customer is changed beyond recognition. It is thus inevitable that fares for passengers and shippers will have to rise to reflect the new cost of operation. This will be the case across the industry. It is difficult for Cathay Pacific to forecast with any degree of accuracy the extent to which higher fares will reduce demand but thus far it has remained robust and forward bookings are firm. However as prices rise some thinning of demand can be expected. In any event unless fuel prices decline substantially a return to satisfactory profitability will depend principally on the extent to which increased fuel costs can be recovered by higher fares and fuel surcharges.

Despite the current difficulties Cathay Pacific remains confident in its future. Hong Kong remains Asia's premier aviation hub and Cathay Pacific's superb international network affords unrivalled connectivity to and from China. The Company's priority at this time is to protect the integrity of this network. There will be some redeployment of capacity within the network but it is not envisaged that the Company will withdraw from any destination it now serves.

Christopher Pratt
Chairman
Hong Kong, 6th August 2008

Fuel prices aside, the business picture in the first half of 2008 was generally positive, with continued high passenger traffic and stronger-than-anticipated cargo demand. However, the growth in revenue from the airlines in the Cathay Pacific Group was totally eroded by the unprecedented rise in fuel costs, sending the Group into the red. Despite the challenging operating environment, both Cathay Pacific and Dragonair continued with their various commitments to fleet enhancement, network development and providing an improved travel experience for passengers.

AWARD WINNING PRODUCTS AND SERVICES

Cathay Pacific

- Cathay Pacific continued to rollout out its groundbreaking new three-class cabin designs which now feature in a total of 28 medium- and long-haul aircraft. By 2012 the cabins – featuring First Class suites, full-flat Business Class beds and innovative Economy Class seats – will be fitted into a total of 86 aircraft. A worldwide advertising campaign to promote the new cabin designs was launched in May.

- New Cathay Pacific lounges opened in Melbourne and Seoul. Cathay Pacific passengers are also benefiting from new lounges shared with Dragonair in Beijing and Shanghai.

- The service skills of Cathay Pacific staff were acknowledged at the Customer Service Excellence Awards run by the Hong Kong Association for Customer Service Excellence in January. The airline won three gold awards including one for counter service.

- Cathay Pacific Cargo won a pair of leading industry awards, first being named "Best Cargo Airline to the Asia Pacific Region" at the Cargo Airline of the Year awards run by *Air Cargo News*. The airline also received the "Best Air Cargo Carrier – Asia" in the 2008 Asian Freight & Supply Chain Awards hosted by *Cargonews Asia*.

- We were named "Inflight Travel Retailer of the Year" at the DFNI Global Awards in February and honoured as "Best Website serving the Asia/Pacific Travelling Consumer" at the 2008 DFNI Awards for Travel Retail Excellence.

Dragonair

- The two biggest lounges in the Dragonair network opened in March and April in Beijing and Shanghai respectively. Both lounges are shared with Cathay Pacific and offer passengers a new level of comfort and service. The lounge design was adapted from Cathay Pacific's award-winning facilities at Hong Kong International Airport ("HKIA").

- Dragonair was named "Best Asian Airline" at the *Hurun Report* Best of the Best Awards held in Shanghai.

- We also picked up a coveted Platinum award at the "Best of the Best" MTR Advertising awards for our Fukuoka and Sendai launch campaign in 2007.

HUB DEVELOPMENT

Cathay Pacific

- The integration of Dragonair into the Cathay Pacific Group continued to bear fruit, with more passengers connecting between the two carriers through Hong Kong. A key aim of the process was to boost HKIA's position as a leading international aviation hub and "Gateway to Mainland China".

- At the end of February Cathay Pacific embarked on a significant expansion of its services to and from India. The airline added an extra 10 flights a week to Delhi, an additional six flights a week to Mumbai, and launched a new destination, Chennai, with a four-times-weekly service from 2nd June.

- An additional three flights a week were added to Toronto, with a daily non-stop service provided for the first time using a new Boeing 777-300ER.

- More direct flights were added to Penang, moving from three to four per week from Hong Kong in June.

- Cathay Pacific resumed services to Colombo in Sri Lanka on 30th March after being offline for nearly a year due to security concerns.

- In March our subsidiary, Cathay Pacific Services Limited, was awarded a 20-year franchise to design, construct and operate the new cargo terminal in Hong Kong. The facilities and services provided by the common-use terminal, to open in the second half of 2011, will enable Hong Kong to better compete with other airports in the region.

- Additional freighter services to Delhi were operated to meet the demand of growing trade between India and Mainland China.

- Cathay Pacific also launched a new twice-weekly freighter service from Hong Kong to Hanoi and Dhaka, which received a positive response from the market.

- In July we announced our first redeployment of capacity in response to surging fuel prices, with the aim of strengthening services on routes where demand is highest and flying to where we can maximise our revenue. So from 16th September we will revert to the regular winter schedule in Canada, with 17 flights a week to Vancouver compared to 21, and a daily flight to Toronto instead of 10 per week. Meanwhile, Dubai will get four new flights a week from 1st October, while the four-times-weekly service to Riyadh will become non-stop rather than being routed through Bahrain.

Dragonair

- We continue to build on the advantage of being able to link Dragonair's network with Cathay Pacific's international network through the Hong Kong hub, carrying more passengers from Mainland China to regional and long-haul destinations.

- Bengaluru (Bangalore) was added to the network, with flights commencing on 1st July – later than originally scheduled to ensure smooth running at the new Bengaluru airport.

- Dragonair strengthened its services to a number of Mainland cities in March, adding more flights to Changsha, Chengdu, Chongqing, Guilin, Kunming, Nanjing, Wuhan and Xian.

- The airline now provides a daily service to all but three of its 20 destinations in Mainland China, strengthening Hong Kong's position as a leading gateway to the Mainland.

- Dragonair reintroduced its freighter service to Xiamen in June, operating twice a week initially and rising to thrice a week in July.

- Sendai moved from a scheduled service to a charter operation with effect from the summer schedule due to lower-than-expected demand.

- In response to strong demand, our passenger flights to Ningbo were increased from seven to 10 a week in July. Our Xiamen service will be increased by four to a total of 18 per week from September.

- We will cancel our fifth daily flight to Kaohsiung in September as a result of the spiralling fuel costs.

THE GROWING FLEET

Cathay Pacific

- Cathay Pacific remains committed to building its passenger and freighter fleets, and in the first half of 2008 took delivery of six more new aircraft. The airline has a further five aircraft scheduled for delivery this year.

- Three more Boeing 777-300ER passenger aircraft entered the fleet, taking the total to eight. We have 22 more of these fuel-efficient long-haul aircraft on firm order for delivery by 2012.

- The Boeing 777-300ER delivered in January, B-KPF, was painted in our unique "Asia's world city" livery to highlight our ongoing commitment to our home city, Hong Kong.

- We took delivery of two more Airbus A330-300 regional aircraft, both fitted with our new cabin designs in the two class configuration.

- Our first Boeing 747-400ERF freighter entered service in late May. Two more will be delivered in August and November and we will have six of the fuel-efficient aircraft operating by the end of 2009. We also have 10 Boeing 747-8F freighters on order, arriving from 2009 to 2012.

- At the same time as bringing more sophisticated aircraft into our fleet, we are retiring our older, less fuel-efficient fleet of Boeing 747-200F "Classic" freighters. The first, B-HVY, left at the end of March. Four more will be retired in 2009 and the last two will go in 2012.

Dragonair

- We placed an order for two more leased Airbus A320 aircraft which will be delivered in 2009 and 2010 to help us further strengthen our network.

- The last of four aircraft wet-leased to Air China returned to the fleet in April. All four are now flying regular scheduled services for Dragonair.

- Dragonair will receive its fifth Boeing 747-400BCF, Boeing Converted Freighter, in August. At the same time the airline is retiring its fleet of older Boeing 747-200F and Boeing 747-300F "Classic" freighters. The first left the fleet in May and all four will be gone by January 2009.

PIONEER IN TECHNOLOGY

Cathay Pacific

- We have developed a new Internet Booking Engine that will be rolled out in August. The new system will use a new booking process to offer passengers more flexibility when searching for fares.

- The number of passengers booking their flights online continues to grow significantly, with growth of 79% year-on-year in the first quarter.

- An innovative online virtual tour of our new cabin designs was launched in May as part of our marketing campaign to promote the new products. The tour uses revolutionary technology to provide a level of detail not seen before.

- We continue to promote the use of our Online Check-In facility to make the airport experience smoother for our passengers. For the first quarter the use of Online Check-In grew by 100% over 2007, with almost 200,000 passengers checking in this way in May alone.

- Both Cathay Pacific and Dragonair complied with an IATA mandate to have 100% electronic ticketing in place for travel agents from 1st June.

Dragonair

- Dragonair cut over to the new PROS revenue management system in March which is expected to make a significant positive impact on revenue generation and yield maximisation.

- In parallel with its sister airline, Dragonair also saw continued growth in online booking and web-based facilities such as Online Check-In. More than 10% of the airline's passengers now check in for flights this way.

- Together with Cathay Pacific, Dragonair used the regular "Getaway Surprise" promotion to generate more online bookings.

- Dragonair launched a brand-new Intranet in June to enable its staff to work in a more efficient and productive way.

PARTNERSHIPS

Cathay Pacific

- In April it was announced that Mexicana was joining the **one**world alliance, of which Cathay Pacific is a founder member. Mexicana and its subsidiary, Click Mexicana, will be flying as part of the alliance by 2009.

- Cathay Pacific signed a new codeshare service with **one**world partner Finnair with the "CX" code going on Finnair flights from Helsinki to Amsterdam, and the Finnair code going on Cathay Pacific flights from Hong Kong to Sydney, Melbourne and Perth.

- Codeshare arrangements with Dragonair were put in place on flights to Chengdu, Chongqing, Dhaka, Hangzhou, Nanjing, Ningbo, Sanya and Xian in February and March. Bengaluru (Bangalore) also became a codeshare service from 1st July.

Dragonair

- Dragonair became an affiliate member of the **one**world alliance in December last year. In the first six months of 2008 it began to see the benefits of being the only alliance member with an extensive network in Mainland China.

ENVIRONMENT

Cathay Pacific

- We published our 2007 Corporate Social Responsibility Report in June, outlining the progress we made last year in relation to areas such as environmental initiatives, community activities and requirements for procurement and supply chains. We also outlined our agenda items for the current year, setting targets for each of the key areas. The 2007 report is available online at *www.cathaypacific.com*.

- Together with Dragonair, we continue to promote our "FLY greener" carbon offset programme, launched in December last year. Passengers have used this opportunity to offset the carbon dioxide emissions associated with their travel, particularly using Asia Miles as payment. The carbon credits are currently being sourced from a large hi-tech wind farm near Shanghai. In the first six months of "FLY greener", 1,184 tonnes of carbon dioxide were offset by passengers with two-thirds of them using Asia Miles to offset their travel. From January 2007 we are also offsetting carbon emissions associated with staff business travel. In the first year we offset 11,400 tonnes of carbon dioxide at a cost of approximately HK$850,000.

- Aviation's impact on climate change remains a key area of concern and we are continuing to address the issue through three key principles: maximising fuel efficiency and reducing fuel wastage; addressing inefficiencies in air traffic management;

and acknowledging the role of economic instruments such as emissions trading. For the latter we continue to support global emissions trading for our industry.

- Our overall fleet efficiency is being boosted by the introduction of newer, less environmentally harmful aircraft. For example, the new Boeing 747-400ERF freighters are 16% more fuel-efficient than the Boeing 747-200F freighters that are now being retired. The use of the new Boeing 777-300ER on our North Pacific routes is resulting in up to 28% fuel efficiency gains compared to the aircraft it replaces.

- Cathay Pacific sponsored the second "Greener Skies" forum in Hong Kong in February, organised to form an industry response to the global warming issue.

- We added plastic cups from Economy Class to the inflight items that are recycled. A new initiative to use biodegradable plastic bags inflight is also being trialled.

Dragonair

- In line with sister airline Cathay Pacific, Dragonair aims to maximise the efficiency of its fleet either through enhancements to existing aircraft or by adding newer, more fuel-efficient aircraft to the fleet.

- The remaining three of Dragonair's older Boeing 747-200F and Boeing 747-300F freighters will be retired by January 2009, helping to reduce the carrier's environmental impact.

- An Environmental Committee was set up by the airline which serves as a platform for staff to share ideas on how to create a greener working environment.

CONTRIBUTION TO THE COMMUNITY

Cathay Pacific

- Cathay Pacific and Dragonair announced a fundraising effort after the devastating earthquake in Sichuan Province in May. The airlines contributed HK$2 million to the fund and then matched all monies raised by staff in various fundraising efforts. In total more than HK$18 million was collected, HK$14.6 million of which was donated to the Hong Kong Red Cross and the rest to other charitable organisations to help provide relief.

- The third "I Can Fly" programme drew to a close in April, with 1,000 Hong Kong teenagers attending the graduation ceremony. In the 2007/2008 programme the youngsters learnt all about aviation, guided by Cathay Pacific pilot mentors, and developed their own social service programmes.

- In January it was announced that more than HK$10 million had been collected last year in the Change for Good inflight fundraising programme which helps UNICEF and the Cathay Pacific Wheelchair Bank.

- We launched the "CX Volunteers" team at Cathay Pacific, with our staff running various initiatives to help disadvantaged people in the airport satellite town, Tung Chung.

- We also ran the "English on Air" programme to help Tung Chung students improve their English conversational skills, taking 150 of them on a special community flight in March.

- Cathay Pacific remains committed to bringing top-quality events to Hong Kong, including the Hong Kong Sevens rugby event in March and the *We Will Rock You* musical which ran in May and June.

- We continued our title sponsorship of the popular Chinese New Year International Night Parade in Hong Kong in February.

Dragonair

- Dragonair provided substantial resources to help in the aftermath of the Sichuan earthquake, issuing more than 200 free tickets for relief workers and carrying more than 50 tonnes of relief supplies to Chengdu. The value of the contribution was HK$2 million.

- We launched the latest Dragonair Aviation Certificate Programme in April to introduce young cadets to the aviation business and foster a greater sense of awareness of aviation as a career path worth following.

- Dragonair staff once again took part in the "Walk for Millions" walk in January that raises funds to help the disabled.

COMMITMENT TO STAFF

Cathay Pacific

- Cathay Pacific and its subsidiaries employed more than 27,000 people worldwide by the end of June. Some 18,000 worked for Cathay Pacific itself, with more than 12,200 of those employed in Hong Kong. The Cathay Pacific workforce grew by 5.2% in the first six months of 2008, mainly due to the addition of more flying crew.

- The continued expansion of the airline will lead to more job opportunities. Some 700 new cabin crew and 160 pilots were hired between January and June. We are now hiring flight attendants from overseas countries such as Indonesia, Japan, Korea, Malaysia and Taiwan to meet our recruitment needs as well as expanding our overseas bases.

- Our Cadet Pilot Programme continues to nurture new pilots and a total of 11 cadets graduated in the first six months. A further 31 cadets are being trained in Adelaide.

- We review our human resource and remuneration policies regularly in the light of local legislation, industry practice, market conditions and the performance of both the individuals and the Company.

Dragonair

- A total of 2,800 staff were employed by Dragonair at the end of June. A further 940 were employed by subsidiary Hong Kong International Airport Services Limited.

- The airline recruited 167 new cabin crew in the first six months of 2008 and 33 new pilots. New pilots continue to join the airline through Dragonair's own Cadet Pilot Programme.

FLEET PROFILE

Aircraft type	Number as at 30th June 2008 Owned	Leased Finance	Leased Operating	Total	Firm orders '08	Firm orders '09	Firm orders '10 and beyond	Firm orders Total	Expiry of operating leases '08	'09	'10	'11	'12	'13 and beyond	Purchase rights
Aircraft operated by Cathay Pacific:															
A330-300	8	18	5	**31**	1[a]		8	**9**				3		2	
A340-300	4	7	4	**15**								4			
A340-600			2	**2**					2						
747-400	18		6	**24**[b]									3	3	
747-200F	6			**6**											
747-400F	2	4		**6**											
747-400BCF	5	1		**6**		1[c]		**1**							
747-400ERF		1		**1**	2	3		**5**							
747-8F						2	8	**10**							
777-200	1	4		**5**											
777-300	2	10		**12**											
777-300ER		4	4	**8**	2	5	15	**22**						4	20[d]
Total	46	49	21	**116**	5	11	31	**47**	2			7	3	9	20
Aircraft operated by Dragonair:															
A320	4	1	5	**10**		1	1	**2**[e]		1	1	3			
A321	2		4	**6**							2	2			
A330	3	2	11	**16**						2	1	2	3	3	
747-200F	1			**1**											
747-300SF	2			**2**											
747-400BCF	4			**4**	1			**1**							
Total	16	3	20	**39**	1	1	1	**3**		3	4	7	3	3	
Aircraft operated by AHK:															
A300-600F	2	6		**8**											
Grand total	**64**	**58**	**41**	**163**	**6**	**12**	**32**	**50**	**2**	**3**	**4**	**14**	**6**	**12**	**20**

(a) Aircraft on 7.5 year operating lease.
(b) One aircraft to be converted to a 747-400BCF in 2008.
(c) Aircraft on 9 year operating lease.
(d) Purchase rights for aircraft delivered by 2017.
(e) Two aircraft on 8 year operating leases.

PASSENGER SERVICES

Cathay Pacific and Dragonair between them set a new interim passenger revenue record of HK$25,566 million in the first six months of 2008 – up 21.9% on the same period the previous year. Yield rose by 4.1% to HK55.9 cents helped by the depreciation of the US dollar and appreciation of other key currencies. We carried a total of 12.5 million passengers, representing a rise of 13.7% over the first six months of 2007, while capacity in the same period grew by 14.3%. The load factor for the period was 80.0%, up by 1.9 percentage points. Soaring fuel prices eroded the profitability of our passenger business.

Available seat kilometres ("ASK"), load factor and yield by region for Cathay Pacific and Dragonair passenger services for the first six months:

	ASK (million)			Load factor (%)			Yield
	2008	2007	**Change**	**2008**	2007	**Change**	**Change**
South West Pacific and South Africa	**8,617**	7,168	**+20.2%**	**76.3**	80.7	**-4.4%pt**	**+10.3%**
Europe	**9,781**	9,622	**+1.7%**	**86.7**	81.4	**+5.3%pt**	**+8.7%**
South East Asia and Middle East	**10,445**	9,566	**+9.2%**	**80.6**	76.4	**+4.2%pt**	**+6.7%**
North Asia	**11,896**	11,622	**+2.4%**	**73.3**	68.4	**+4.9%pt**	**+4.4%**
North America	**16,210**	11,858	**+36.7%**	**82.6**	84.9	**-2.3%pt**	**-0.2%**
Overall	**56,949**	49,836	**+14.3%**	**80.0**	78.1	**+1.9%pt**	**+4.1%**

Cathay Pacific

- Passenger demand remained high throughout the first six months on most routes, though the front-end load factor on key long-haul routes, particularly North America, could not keep pace with the significant increase in capacity.
- We received a significant boost from our expansion of flights to India with an additional 20 flights a week, including a four-times-weekly service to a new destination, Chennai. We had a long wait to add this extra capacity, which led to us lagging behind the competition.
- We were pleased to be able to reinstate a daily passenger service to Colombo on 30th March though demand out of Sri Lanka is still hampered by visa restrictions in Hong Kong.
- Demand to Dubai was strong though the route remains capacity constrained. We will add extra flights to Dubai from October.
- Our business to South Africa remained strong despite a drop in business traffic from Japan.
- Passenger traffic to and from the Philippines remained strong in the first half.
- We added a number of extra flights to Australia in the latter half of 2007 and strong demand on the route has helped revenue growth keep pace with capacity growth.
- Our business to Europe remained healthy with good load factor growth on the London route in particular.
- Demand from Japan was weaker than in the same period in 2007, however, demand from Hong Kong improved and helped to balance the business picture.
- Business from Taiwan was relatively weak due to the island's economic situation. We are keeping a very close eye on developments regarding cross-Straits flights between Taiwan and Mainland China and assessing the need to reduce capacity.

Dragonair

- Dragonair moved to the PROS revenue management system in March which is expected to bring benefits in terms of network optimisation.
- The airline's principal market, Mainland China, is still doing well and overall there was growth to all cities. Business on the Shanghai route, however, was affected by strong competition.
- More passengers flew from Mainland China to connect through Hong Kong onto Cathay Pacific's international network, helping Dragonair to an overall load factor rise of 4.7 percentage points in the first half of 2008.
- However, a number of events in Mainland China, including heavy snowstorms in January and the Sichuan earthquake in May, had a negative impact on our business.
- Demand to Beijing in the build up to the Olympics has been strong, with traffic expected to peak in August. The anticipated boost to secondary cities as a result of the games has not materialised.
- Taiwan as a whole underperformed in the first half.
- Passenger demand on the Kathmandu route, launched last December, has been encouraging, though the service has been hampered by payload issues.

CARGO SERVICES

Cargo demand was generally more robust than expected during the first half of 2008. Cargo tonnage carried by Cathay Pacific and Dragonair rose by 6.8% to 828,399 tonnes compared with a capacity rise of 6.9%. The load factor rose by 1.1 percentage points to 66.4% while yield fell by 1.8% to HK$1.60. High fuel prices in the first half of 2008 severely impacted us and the airfreight industry as a whole. We saw a modal shift to marine transport as airfreight became less competitive due to spiralling fuel costs.

Available tonne kilometres ("ATK"), load factor and yield for Cathay Pacific and Dragonair cargo services for the first six months:

	ATK (million)			Load factor (%)			Yield
	2008	2007	**Change**	**2008**	2007	**Change**	**Change**
Cathay Pacific and Dragonair	**6,666**	6,236	**+6.9%**	**66.4**	65.3	**+1.1%pt**	**-1.8%**

Cathay Pacific

- High fuel prices made it more difficult to operate profitable long-haul freighter flights. We limited the operations of our older Boeing 747-200F "Classic" freighters on European services and combined more flights to ensure profitability.
- The phased retirement of the fuel-inefficient "Classics" began when B-HVY left the fleet after 26 years of service. Four more Boeing 747-200F freighters will be retired in 2009 and the last two are currently scheduled to leave the fleet in 2012. We may however accelerate the retirement programme.
- The move to a more fuel-efficient freighter fleet began in May with the arrival of our first Boeing 747-400ERF freighter. The aircraft's performance on long-haul routes has been impressive. Two more of the type will arrive in August and November, with three more arriving in 2009.

- We also have 10 new-generation Boeing 747-8F freighters on firm order with delivery commencing in 2009.

- Our seventh Boeing 747-400BCF freighter, converted from an existing Cathay Pacific passenger aircraft, will arrive in August. The eighth and final Boeing 747-400BCF freighter is to be delivered next year.

- We strengthened our freighter network with the addition of a new service to Dhaka and Hanoi. We also increased our services to Delhi to meet demand.

- North America remained our most important long-haul market, with demand out of the United States picking up significantly due to the weaker US dollar making exports more competitive.

- Demand out of Mainland China held up well, particularly from the Yangtze River Delta region, with healthy business from Mainland China to all markets.

- We saw notable growth in our business to and from India, helped by using the belly space on the 20 new passenger flights a week added since February.

- We retain our long-term confidence in the future of Hong Kong as an airfreight hub and believe the third cargo terminal – to be designed, built and operated by Cathay Pacific Services Limited under a 20-year franchise – will significantly enhance the hub's competitiveness. The new terminal will open in 2011.

Dragonair

- We began a phased retirement of Dragonair's older Boeing 747-200F and Boeing 747-300F freighters in a move to operate a more efficient fleet. The first Boeing 747-300F freighter left the fleet in May and another two will retire in August and November. The last "Classic" freighter will go in January next year.

- With the retirement of the "Classics" the Dragonair freighter fleet will consist solely of Boeing 747-400BCF freighters. We currently have four of this type with our fifth, and final, Boeing 747-400BCF freighter arriving in August. One of them has been leased to Cathay Pacific from mid-July 2008.

- The Japan market remained soft and demand on our freighter service to and from Osaka was below expectations. We saw a further decline in yield.

- Shanghai remained Dragonair's most important freighter route, with demand out of the Yangtze River Delta holding up well.

- We re-launched our freighter service to and from Xiamen in June, starting with two flights a week and moving to three a week from July.

ASIA MILES

- Asia Miles continued to grow and at the end of June 2008 had more than three million members.

- The number of partners increased to more than 300 in nine categories including airlines, hotels and major financial institutions.

- 90% of Cathay Pacific flights carried frequent flyer redemptions.

- In the first half there was a 24% growth in flight redemptions from Asia Miles members on its 20 partner airlines.

TURNOVER

	Group		Cathay Pacific and Dragonair	
	Six months ended 30th June		Six months ended 30th June	
	2008 HK$M	2007 HK$M	**2008 HK$M**	2007 HK$M
Passenger services	**25,566**	20,980	**25,566**	20,980
Cargo services	**8,145**	7,377	**7,071**	6,630
Catering, recoveries and other services	**8,737**	6,274	**8,083**	5,625
Turnover	**42,448**	34,631	**40,720**	33,235

- Group passenger turnover increased by 21.9%, against a 14.3% increase in capacity.
- Group cargo turnover increased by 10.4%. Combined Cathay Pacific and Dragonair cargo turnover recorded a growth of 6.7% against a 6.9% increase in capacity.
- Catering, recoveries and other services increased by 39.3%.

OPERATING EXPENSES

Net operating expenses after deduction of Group recoveries of HK$8,019 million (2007: HK$5,558 million) and Cathay Pacific and Dragonair recoveries of HK$8,083 million (2007: HK$5,625 million) are given below:

	Group			Cathay Pacific and Dragonair		
	Six months ended 30th June			Six months ended 30th June		
	2008 HK$M	2007 HK$M	**Change**	**2008 HK$M**	2007 HK$M	**Change**
Staff	**6,284**	5,781	**+8.7%**	**5,701**	5,226	**+9.1%**
Inflight service and passenger expenses	**1,370**	1,150	**+19.1%**	**1,371**	1,150	**+19.2%**
Landing, parking and route expenses	**4,914**	4,119	**+19.3%**	**4,820**	4,057	**+18.8%**
Fuel	**13,143**	6,772	**+94.1%**	**12,812**	6,611	**+93.8%**
Aircraft maintenance	**3,923**	3,499	**+12.1%**	**3,862**	3,442	**+12.2%**
Aircraft depreciation and operating leases	**3,484**	2,984	**+16.8%**	**3,392**	2,969	**+14.2%**
Other depreciation and operating leases	**512**	471	**+8.7%**	**394**	360	**+9.4%**
Commissions	**461**	414	**+11.4%**	**460**	415	**+10.8%**
Others	**474**	693	**-31.6%**	**446**	641	**-30.4%**
Net operating expenses	**34,565**	25,883	**+33.5%**	**33,258**	24,871	**+33.7%**
Net finance charges	**468**	404	**+15.8%**	**412**	332	**+24.1%**
Total net operating expenses	**35,033**	26,287	**+33.3%**	**33,670**	25,203	**+33.6%**

- Group total net operating expenses rose 33.3% to HK$35,033 million.
- Staff cost increased with an increase in the average number of staff.
- Inflight service and passenger expenses rose with a 13.7% increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights, rate increases and strong foreign currencies.

- The net fuel cost increased by a significant 94.1% due to a 59.9% increase in the average into-plane fuel price to US$132 per barrel and an 11.6% increase in consumption to 19.1 million barrels. Fuel surcharges rose HK$2,383 million, from HK$3,781 million to HK$6,164 million, against a HK$8,754 million increase in the cost of jet fuel.

- Fuel hedging gains decreased by HK$123 million to HK$365 million.

- Aircraft maintenance increased as a result of fleet expansion.

- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.

- Net finance charges increased due to additional aircraft lease obligations.

- The combined cost per ATK of Cathay Pacific and Dragonair increased from HK$2.30 to HK$2.79 due to higher fuel prices. Without fuel, cost per ATK increased by 2.4% to HK$1.73 with strong foreign currencies and inflation driving up operating costs.

PROVISION FOR SETTLEMENT OF THE UNITED STATES DEPARTMENT OF JUSTICE CARGO INVESTIGATIONS

Cathay Pacific is currently the subject of antitrust investigations by competition authorities in various jurisdictions. In June Cathay Pacific announced that it had entered into a plea agreement with the United States Department of Justice under which it has pleaded guilty to a violation of the United States Sherman Act and will pay a fine of US$60 million (equivalent to HK$468 million). A provision for this amount has been made in Cathay Pacific's interim results. Cathay Pacific continues to cooperate with the competition authorities by which it is being investigated and, where applicable, to defend itself vigorously. These investigations, and associated civil actions against Cathay Pacific, are ongoing and the outcomes are subject to uncertainties. Cathay Pacific is not in a position at the present time to assess the full potential liabilities and is therefore not in a position to make provisions additional to that made for the fine to be paid in the United States. The matter is also disclosed as a contingent liability in note 17(e) to the accounts.

REVIEW OF SUBSIDIARIES AND ASSOCIATES

AHK Air Hong Kong Limited ("AHK")

- This all-cargo carrier, 60% owned by Cathay Pacific continues to operate express cargo services for DHL Express as its core business.

- The carrier has a fleet of eight Airbus A300-600F freighters.

- In January, AHK expanded its express cargo network to Manila and now serves 11 Asian cities, including Bangkok, Beijing, Nagoya, Osaka, Penang, Seoul, Shanghai, Singapore, Taipei and Tokyo.

- As a result of network expansion, capacity increased by 15.6%. Load factor and yield increased by 5.1 percentage points and 15.3% respectively.

- AHK achieved a higher profit in the first half of 2008 over last year.

Cathay Pacific Catering Services (H.K.) Limited ("CPCS")

- CPCS reported a lower interim profit with increased cost particularly on fuel, food and maintenance. Meal yield declined as a result of intense competition.

- The Vietnam kitchen reported a satisfactory interim result but other overseas kitchens experienced declining volumes and decreased profits.

Hong Kong Airport Services Limited ("HAS")

- HAS recorded a satisfactory interim profit. Traffic volumes continued to grow steadily but yields remained a concern.

- A number of projects have been carried out to combat the rising costs.

- The company was successfully awarded another 10-year ramp handling services licence commencing July 2008. However, the airport bus services franchise expired in April and was not renewed.

Hong Kong International Airport Services Limited ("HIAS")

- HIAS provides airport ground handling services in Hong Kong to Dragonair and other airlines.

- To cope with further expansion in business, the company has plans to recruit 70 more staff this year.

- The company handled 15,576 flights in the first six months of 2008 and recorded a satisfactory interim profit.

Air China Limited ("Air China")

- Air China, in which Cathay Pacific owns 18.1%, is the national flag carrier and leading provider of passenger, cargo and other airline related services in Mainland China.

- The airline serves 81 domestic and 42 international destinations, connecting 28 countries and regions in the world.

- The Group's share of Air China's profit is based on accounts drawn up three months in arrears and consequently the 2008 interim results include Air China's six months' results ended 31st March 2008.

- The airline made a satisfactory profit in the period.

Hong Kong Aircraft Engineering Company Limited ("HAECO")

- HAECO, in which Cathay Pacific owns a 27.5% interest, recorded an interim profit of HK$591 million, an 8% increase over 2007 in line with expectations.

- Demand for heavy maintenance work continued to be strong both in Hong Kong and Xiamen, with both facilities working at near capacity. Line maintenance operations experienced a moderate growth from an increase in aircraft movements at HKIA. Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") improved its profitability above the 2007 level despite the impact of Renminbi appreciation. Hong Kong Aero Engine Services Limited ("HAESL") also reported satisfactory results as the engine overhaul business remained strong.

- Construction of the third hangar in Hong Kong remains on schedule with an opening planned for the middle of 2009. TAECO will open its new training centre in the last quarter of 2008 and the opening of its own sixth hangar is expected at the end of 2009. Taikoo (Xiamen) Landing Gear Services Company Limited's new landing gear overhaul facility in Xiamen was opened in June 2008. To cope with the anticipated business growth, HAESL is constructing a further phased extension to its facilities, with the opening planned for early 2010.

- In June the HAECO group became a majority shareholder (with 85% interest) in a Xiamen engine overhaul company, which was renamed Taikoo Engine Services (Xiamen) Limited ("TEXL"). Cathay Pacific has taken a minority share, and as part of the overall agreement TEXL has entered into a General Electric ("GE") branded service agreement for a period of 22 years for the maintenance of GE90 engines. It is planned that the company will commence operation in the first half of 2010.

- In July an agreement was reached with Sichuan Airlines Company Limited to form a joint venture in Chengdu, in which HAECO will own 49%, to provide both line and heavy maintenance, repair and overhaul services initially for Airbus A320 aircraft. The first hangar is expected to commence operation in the first half of 2010.

FINANCIAL POSITION

- Additions to fixed assets were HK$4,263 million, comprising HK$4,039 million for aircraft and related equipment and HK$224 million for other equipment and buildings.

- Borrowings increased by 4% to HK$37,842 million. These are fully repayable by 2023 and are mainly denominated in US dollars, Hong Kong dollars, Singapore dollars and Euros with 35% at fixed rates of interest net of derivatives.

- Liquid funds, 56% of which are denominated in US dollars, decreased by 12% to HK$19,014 million.

- Net borrowings increased by 28% to HK$18,858 million.

- Funds attributable to Cathay Pacific shareholders decreased by 5% to HK$47,986 million while the net debt/equity ratio increased to 0.39 times.

- The Group's policy on financial risk management and the management of currency, interest rate and fuel price exposures is set out in the 2007 Annual Report.

REVIEW REPORT TO THE BOARD OF DIRECTORS OF CATHAY PACIFIC AIRWAYS LIMITED

INTRODUCTION

We have reviewed the interim financial report set out on pages 20 to 34 which comprises the consolidated balance sheet of Cathay Pacific Airways Limited as of 30th June 2008 and the related consolidated profit and loss account, and consolidated statement of changes in equity and consolidated cash flow statement for the six months period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30th June 2008 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
6th August 2008

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2008 – Unaudited

	Note	2008 HK$M	2007 HK$M	2008 US$M	2007 US$M
Turnover					
Passenger services		**25,566**	20,980	**3,278**	2,690
Cargo services		**8,145**	7,377	**1,044**	946
Catering, recoveries and other services		**8,737**	6,274	**1,120**	804
Total turnover	2	**42,448**	34,631	**5,442**	4,440
Expenses					
Staff		**(6,284)**	(5,781)	**(805)**	(741)
Inflight service and passenger expenses		**(1,646)**	(1,373)	**(211)**	(176)
Landing, parking and route expenses		**(5,560)**	(4,775)	**(713)**	(612)
Fuel		**(19,307)**	(10,553)	**(2,475)**	(1,353)
Aircraft maintenance		**(3,923)**	(3,499)	**(503)**	(449)
Aircraft depreciation and operating leases		**(3,532)**	(3,180)	**(453)**	(408)
Other depreciation and operating leases		**(512)**	(471)	**(66)**	(60)
Commissions		**(461)**	(414)	**(59)**	(53)
Others		**(1,359)**	(1,395)	**(174)**	(179)
Operating expenses		**(42,584)**	(31,441)	**(5,459)**	(4,031)
Operating (loss)/profit before non-recurring items	4	**(136)**	3,190	**(17)**	409
Provision for settlement of the United States Department of Justice cargo investigations	5	**(468)**	–	**(60)**	–
Operating (loss)/profit		**(604)**	3,190	**(77)**	409
Finance charges		**(1,147)**	(1,094)	**(147)**	(140)
Finance income		**679**	690	**87**	88
Net finance charges	6	**(468)**	(404)	**(60)**	(52)
Share of profits of associates		**506**	265	**65**	34
(Loss)/profit before tax		**(566)**	3,051	**(72)**	391
Taxation	7	**10**	(389)	**1**	(50)
(Loss)/profit for the period		**(556)**	2,662	**(71)**	341
(Loss)/profit attributable to					
Cathay Pacific shareholders		**(663)**	2,581	**(85)**	331
Minority interests		**107**	81	**14**	10
		(556)	2,662	**(71)**	341
Dividends					
Interim declared	8	**118**	985	**15**	126
(Loss)/earnings per share					
Basic	9	**(16.8¢)**	65.6¢	**(2.2¢)**	8.4¢
Diluted	9	**(16.8¢)**	65.5¢	**(2.2¢)**	8.4¢
Dividend per share	8	**3.0¢**	25.0¢	**0.4¢**	3.2¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 25 to 34 form part of these accounts.

CONSOLIDATED BALANCE SHEET

at 30th June 2008 – Unaudited

	Note	30th June 2008 HK$M	31st December 2007 HK$M	30th June 2008 US$M	31st December 2007 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	10	**64,060**	62,388	**8,213**	7,999
Intangible assets	11	**7,779**	7,782	**997**	997
Investments in associates	12	**11,121**	10,054	**1,426**	1,289
Other long-term receivables and investments		**2,928**	3,519	**375**	451
		85,888	83,743	**11,011**	10,736
Long-term liabilities		**(41,310)**	(40,323)	**(5,296)**	(5,169)
Related pledged security deposits		**7,853**	7,833	**1,007**	1,004
Net long-term liabilities	13	**(33,457)**	(32,490)	**(4,289)**	(4,165)
Retirement benefit obligations		**(272)**	(268)	**(35)**	(35)
Deferred taxation		**(6,426)**	(6,771)	**(824)**	(868)
		(40,155)	(39,529)	**(5,148)**	(5,068)
Net non-current assets		**45,733**	44,214	**5,863**	5,668
Current assets and liabilities					
Stock		**1,015**	882	**130**	113
Trade, other receivables and other assets	14	**16,697**	11,376	**2,141**	1,458
Liquid funds		**19,014**	21,649	**2,438**	2,776
		36,726	33,907	**4,709**	4,347
Current portion of long-term liabilities		**(4,704)**	(4,788)	**(603)**	(614)
Related pledged security deposits		**319**	910	**41**	117
Net current portion of long-term liabilities	13	**(4,385)**	(3,878)	**(562)**	(497)
Trade and other payables	15	**(19,937)**	(14,787)	**(2,556)**	(1,896)
Unearned transportation revenue		**(7,535)**	(6,254)	**(966)**	(802)
Taxation		**(2,446)**	(2,475)	**(314)**	(317)
		(34,303)	(27,394)	**(4,398)**	(3,512)
Net current assets		**2,423**	6,513	**311**	835
Net assets		**48,156**	50,727	**6,174**	6,503
CAPITAL AND RESERVES					
Share capital	16	**787**	788	**101**	101
Reserves		**47,199**	49,761	**6,051**	6,379
Funds attributable to Cathay Pacific shareholders		**47,986**	50,549	**6,152**	6,480
Minority interests		**170**	178	**22**	23
Total equity		**48,156**	50,727	**6,174**	6,503

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 25 to 34 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th June 2008 – Unaudited

	2008 HK$M	2007 HK$M	2008 US$M	2007 US$M
Operating activities				
Cash generated from operations	**3,907**	6,899	**501**	885
Dividends received from associates	**312**	223	**40**	29
Interest received	**168**	140	**21**	18
Net interest paid	**(784)**	(735)	**(100)**	(94)
Tax paid	**(242)**	(268)	**(31)**	(35)
Net cash inflow from operating activities	**3,361**	6,259	**431**	803
Investing activities				
Sales of fixed assets	**49**	9	**6**	1
Net (increase)/decrease in other long-term receivables and investments	**(48)**	2	**(6)**	-
Payments for fixed and intangible assets	**(4,273)**	(3,119)	**(548)**	(399)
Net decrease/(increase) in liquid funds other than cash and cash equivalents	**1,419**	(1,577)	**182**	(202)
Payments to acquire additional shareholding in an associate	**(439)**	(184)	**(56)**	(24)
Net cash outflow from investing activities	**(3,292)**	(4,869)	**(422)**	(624)
Financing activities				
New financing	**3,200**	2,234	**410**	286
Shares repurchased and issued	**(137)**	23	**(18)**	3
Loan and finance lease repayments	**(2,328)**	(1,977)	**(298)**	(253)
Dividends paid – to shareholders	**(2,320)**	(1,260)	**(297)**	(162)
– to minority interests	**(115)**	(108)	**(15)**	(14)
Net cash outflow from financing activities	**(1,700)**	(1,088)	**(218)**	(140)
(Decrease)/increase in cash and cash equivalents	**(1,631)**	302	**(209)**	39
Cash and cash equivalents at 1st January	**6,773**	5,767	**868**	739
Effect of exchange differences	**255**	69	**33**	9
Cash and cash equivalents at 30th June	**5,397**	6,138	**692**	787

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 25 to 34 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2008 – Unaudited

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2007	788	32,771	16,272	1,068	(677)	327	50,549	178	50,727
Changes in cash flow hedges									
– recognised during the period	–	–	–	–	(250)	–	(250)	–	(250)
– deferred tax recognised	–	–	–	–	8	–	8	–	8
– transferred to loss for the period	–	–	–	–	147	–	147	–	147
Revaluation surplus recognised during the period	–	–	–	218	–	–	218	–	218
Share of reserves of associates	–	–	–	–	(3)	(125)	(128)	–	(128)
Exchange differences	–	–	–	–	–	562	562	–	562
Net gain/(loss) recognised directly in equity	–	–	–	218	(98)	437	557	–	557
(Loss)/profit for the period	–	(663)	–	–	–	–	(663)	107	(556)
Total recognised (loss)/profit for the period	–	(663)	–	218	(98)	437	(106)	107	1
2007 final dividend	–	(2,320)	–	–	–	–	(2,320)	–	(2,320)
Dividends paid to minority interests	–	–	–	–	–	–	–	(115)	(115)
Repurchase of the Company's shares	(2)	(149)	–	–	–	2	(149)	–	(149)
Share options exercised	1	–	11	–	–	–	12	–	12
Total transactions with shareholders	(1)	(2,469)	11	–	–	2	(2,457)	(115)	(2,572)
At 30th June 2008	787	29,639	16,283	1,286	(775)	766	47,986	170	48,156

The notes on pages 25 to 34 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2007 – Unaudited

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2006	787	28,200	16,241	906	(642)	62	45,554	152	45,706
Adjustments to fair values of assets and liabilities acquired in prior period	–	(128)	–	–	–	(15)	(143)	–	(143)
At 31st December 2006 (restated)	787	28,072	16,241	906	(642)	47	45,411	152	45,563
Changes in cash flow hedges									
– recognised during the period	–	–	–	–	(143)	–	(143)	–	(143)
– deferred tax recognised	–	–	–	–	(1)	–	(1)	–	(1)
– transferred to profit for the period	–	–	–	–	123	–	123	–	123
Revaluation surplus recognised during the period	–	–	–	59	–	–	59	–	59
Share of reserves of associates	–	–	–	–	–	(280)	(280)	–	(280)
Exchange differences	–	–	–	–	–	232	232	–	232
Net gain/(loss) recognised directly in equity	–	–	–	59	(21)	(48)	(10)	–	(10)
Profit for the period	–	2,581	–	–	–	–	2,581	81	2,662
Total recognised profit/(loss) for the period	–	2,581	–	59	(21)	(48)	2,571	81	2,652
2006 final dividend	–	(1,260)	–	–	–	–	(1,260)	–	(1,260)
Dividends paid to minority interests	–	–	–	–	–	–	–	(108)	(108)
Share options exercised	1	–	22	–	–	–	23	–	23
Total transactions with shareholders	1	(1,260)	22	–	–	–	(1,237)	(108)	(1,345)
At 30th June 2007	788	29,393	16,263	965	(663)	(1)	46,745	125	46,870

The notes on pages 25 to 34 form part of these accounts.

NOTES TO THE ACCOUNTS

1. Basis of preparation and accounting policies

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2007 Annual Report.

The interim report has been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

3. Segment information

(a) Primary reporting by business segment

	Six months ended 30th June							
	Airline business		Non-airline business		Unallocated		Total	
	2008 HK$M	2007 HK$M	**2008 HK$M**	2007 HK$M	**2008 HK$M**	2007 HK$M	**2008 HK$M**	2007 HK$M
Revenue								
Sales to external customers	**41,732**	33,915	**716**	716			**42,448**	34,631
Inter-segment sales	**12**	12	**650**	575			**662**	587
Segment revenue	**41,744**	33,927	**1,366**	1,291			**43,110**	35,218
Segment results	**(727)**	3,047	**123**	143			**(604)**	3,190
Net finance charges	**(469)**	(411)	**1**	7			**(468)**	(404)
	(1,196)	2,636	**124**	150			**(1,072)**	2,786
Share of profits of associates					**506**	265	**506**	265
(Loss)/profit before tax	**(1,196)**	2,636	**124**	150	**506**	265	**(566)**	3,051
Taxation	**29**	(362)	**(19)**	(27)			**10**	(389)
(Loss)/profit for the period							**(556)**	2,662

The Group's two reportable segments are classified according to the nature of the business. The airline business segment comprises the Group's passenger and cargo operations. The non-airline business segment includes mainly catering, ground and aircraft ramp handling services.

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger and cargo services. Management considers that there is no suitable basis for allocating such assets and related operating costs between the two segments. Accordingly, passenger and cargo services are not disclosed as separate business segments.

Inter-segment sales are based on prices set on an arm's length basis.

3. Segment information (continued)

(b) Secondary reporting by geographical segment

	Six months ended 30th June 2008 HK$M	2007 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**17,615**	14,971
– Japan, Korea and Taiwan	**5,894**	5,277
South West Pacific and South Africa	**3,013**	2,272
South East Asia and Middle East	**4,588**	3,602
Europe	**5,205**	3,990
North America	**6,133**	4,519
	42,448	34,631

Countries included in each region are defined in the 2007 Annual Report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2007 Annual Report.

4. Operating (loss)/profit

	Six months ended 30th June 2008 HK$M	2007 HK$M
Operating (loss)/profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**984**	893
– Owned	**1,551**	1,521
Amortisation of intangible assets	**13**	7
Operating lease rentals		
– Land and buildings	**287**	260
– Aircraft and related equipment	**1,197**	956
– Others	**12**	14
Operating lease income		
– Aircraft and related equipment	**(48)**	(196)
Cost of stock expensed	**1,006**	818
Exchange differences	**(386)**	(176)
Auditors' remuneration	**3**	4
Net gains on financial assets and liabilities classified as held for trading	**(361)**	(395)
Net loss on financial assets and liabilities designated as at fair value through profit and loss	**188**	–
Income from listed investments	**(3)**	–
Income from unlisted investments	**(42)**	(56)

5. Provision for settlement of the United States Department of Justice cargo investigations

The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the European Union, Canada, Australia, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations and where applicable vigorously defending itself. The investigations are focused on issues relating to pricing and competition.

A provision of HK$468 million has been incorporated in these interim results following a plea agreement with the United States Department of Justice. Under this agreement, Cathay Pacific pleaded guilty to a one-count violation of the United States Sherman Act relating to its air cargo business and to pay a fine of US$60 million or HK$468 million. The final amount required to pay all claims and fines is subject to uncertainty. Accordingly the matter is further disclosed as a contingent liability in note 17(e) to the accounts.

6. Net finance charges

	Six months ended 30th June	
	2008 HK$M	2007 HK$M
Net interest charges comprise:		
– Obligations under finance leases stated at amortised cost	**639**	732
– Interest income on related security deposits, notes and bonds	**(257)**	(267)
	382	465
– Bank loans and overdrafts	**260**	301
– Other loans wholly repayable within five years	**60**	61
	702	827
Income from liquid funds:		
– Funds with investment managers and other liquid investments	**(118)**	(265)
– Bank deposits and other receivables	**(168)**	(140)
	(286)	(405)
Fair value change:		
– Obligations under finance leases designated as at fair value through profit and loss	**188**	-
– Financial derivatives	**(136)**	(18)
	52	(18)
	468	404

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

7. Taxation

	Six months ended 30th June	
	2008 HK$M	2007 HK$M
Current tax expenses		
– Hong Kong profits tax	**18**	26
– Overseas tax	**181**	228
– (Over)/under provision for prior years	**(20)**	22
Deferred tax		
– Origination and reversal of temporary differences	**(113)**	113
– Decrease in tax rate	**(76)**	–
	(10)	389

Hong Kong profits tax is calculated at 16.5% (2007: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations (see note 17(d) to the accounts).

8. Dividends

On 6th August 2008, the Board of Directors declared an interim dividend of HK¢3 per share (2007: HK¢25 per share) for the period ended 30th June 2008. This interim dividend which totals HK$118 million (2007: HK$985 million) will be paid on 2nd October 2008 to shareholders registered at the close of business on 5th September 2008. The share register will be closed from 1st September 2008 to 5th September 2008, both dates inclusive.

9. (Loss)/earnings per share

Basic loss per share and diluted loss per share are calculated by dividing the loss attributable to Cathay Pacific shareholders of HK$663 million (2007: profit of HK$2,581 million) by the daily weighted average number of shares in issue throughout the period of 3,935 million (2007: 3,937 million) shares and 3,937 million (2007: 3,942 million) shares respectively with the latter adjusted for the effects of the share options.

	2008 million	2007 million
Weighted average number of ordinary shares used in calculating basic (loss)/earnings per share	**3,935**	3,937
Deemed issue of ordinary shares for no consideration	**2**	5
Weighted average number of ordinary shares used in calculating diluted (loss)/earnings per share	**3,937**	3,942

10. Fixed assets

	Aircraft and related equipment HK$M	Other equipment HK$M	Buildings HK$M	Building under construction HK$M	Total HK$M
Cost					
At 1st January 2008	98,887	3,378	5,189	–	107,454
Exchange differences	1	(2)	(3)	–	(4)
Additions	4,039	109	26	89	4,263
Disposals	(1,225)	(94)	(22)	–	(1,341)
At 30th June 2008	101,702	3,391	5,190	89	110,372
Accumulated depreciation					
At 1st January 2008	40,873	2,167	2,026	–	45,066
Exchange differences	–	(2)	(1)	–	(3)
Charge for the period	2,334	116	85	–	2,535
Disposals	(1,176)	(93)	(17)	–	(1,286)
At 30th June 2008	42,031	2,188	2,093	–	46,312
Net book value					
At 30th June 2008	59,671	1,203	3,097	89	64,060
At 31st December 2007	58,014	1,211	3,163	–	62,388

Fixed assets at 30th June 2008 include leased assets of HK$29,960 million (31st December 2007: HK$29,491 million).

11. Intangible assets

	Goodwill HK$M	Computer HK$M	Total HK$M
Cost			
At 1st January 2008	7,666	682	8,348
Additions	–	10	10
At 30th June 2008	7,666	692	8,358
Accumulated amortisation			
At 1st January 2008	–	566	566
Charge for the period	–	13	13
At 30th June 2008	–	579	579
Net book value			
At 30th June 2008	7,666	113	7,779
At 31st December 2007	7,666	116	7,782

12. Investment in associates

	30th June 2008 HK$M	31st December 2007 HK$M
Share of net assets		
– listed in Hong Kong	**7,972**	7,325
– unlisted	**350**	363
Goodwill	**2,799**	2,366
	11,121	10,054

13. Long-term liabilities

	30th June 2008		31st December 2007	
	Current HK$M	Non-current HK$M	Current HK$M	Non-current HK$M
Long-term loans	**1,950**	**14,551**	1,665	15,298
Obligations under finance leases	**2,435**	**18,906**	2,213	17,192
	4,385	**33,457**	3,878	32,490

14. Trade, other receivables and other assets

	30th June 2008 HK$M	31st December 2007 HK$M
Trade debtors	**5,405**	4,938
Derivative financial assets	**6,615**	2,666
Other receivables and prepayments	**3,807**	3,709
Due from associates	**40**	63
Available-for-sale investment	**830**	–
	16,697	11,376

	30th June 2008 HK$M	31st December 2007 HK$M
Analysis of trade debtors by age:		
Current	**5,207**	4,841
One to three months overdue	**195**	95
More than three months overdue	**3**	2
	5,405	4,938

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

15. Trade and other payables

	30th June 2008 HK$M	31st December 2007 HK$M
Trade creditors	**6,681**	5,546
Derivative financial liabilities	**5,683**	2,103
Other payables	**7,293**	6,783
Due to associates	**219**	197
Due to other related companies	**31**	146
Bank overdrafts – unsecured	**30**	12
	19,937	14,787

	30th June 2008 HK$M	31st December 2007 HK$M
Analysis of trade creditors by age:		
Current	**5,053**	3,918
One to three months overdue	**1,010**	961
More than three months overdue	**618**	667
	6,681	5,546

16. Share capital

During the period under review, the Company purchased 9,390,000 shares on the Stock Exchange. These purchases were made for the benefit of the Company and shareholders taking into account relevant factors and circumstances at the time. All the shares purchased were cancelled. At 30th June 2008, 3,932,196,172 shares were in issue (31st December 2007: 3,940,025,072 shares). Details of shares acquired by month, excluding transaction costs of HK$280,000, are as follows:

	Number of shares purchased	Highest price paid per share HK$	Lowest price paid per share HK$	Total cost HK$M
March 2008	9,390,000	16.66	15.24	148

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the period under review. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

16. Share capital (continued)

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

Hong Kong Financial Reporting Standard 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised. The options were exercised at HK$7.47 per share.

	2008 Number of shares	2007 Number of shares
Movements in options outstanding comprise:		
At 1st January	**4,730,500**	9,058,000
Options exercised	**(1,561,100)**	(3,056,000)
At 30th June	**3,169,400**	6,002,000
Options vested at 30th June	**3,169,400**	6,002,000

No options were granted under the Scheme during the period.

	2008	2007
Details of share options exercised during the period:		
Exercise date	**8/1/08-20/6/08**	5/1/07-15/6/07
Proceeds received (HK$)	**11,661,417**	22,828,320
Weighted average closing share price immediately before the exercise date (HK$)	**15.91**	20.44

17. Commitments and contingencies

(a) Outstanding commitments for capital expenditure authorised at the end of the period but not provided for in the accounts:

	30th June 2008 HK$M	31st December 2007 HK$M
Authorised and contracted for	**46,909**	48,782
Authorised but not contracted for	**4,120**	5,676
	51,029	54,458

(b) Guarantees in respect of bank loans and other liabilities outstanding at the end of the period:

	30th June 2008 HK$M	31st December 2007 HK$M
Associate	**20**	19
Staff	**200**	200
	220	219

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(e) The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the European Union, Canada, Australia, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations and where applicable vigorously defending itself. The investigations are focused on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations. A provision has been incorporated in these interim results following a plea agreement with the United States Department of Justice (see note 5 to the accounts).

As noted in the Company's press release on 24th December 2007, the Company received a Statement of Objections from the European Commission with regard to the Company's air cargo operations and has responded to it.

17. Commitments and contingencies (continued)

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia alleging violations of local competition laws arising from the Company's conduct relating to its air cargo operations. In addition, civil class action claims have been filed in the United States alleging violations of competition laws arising from the Company's conduct relating to certain of its passenger operations. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and is defending those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess the full potential liabilities and cannot therefore make any further provisions.

18. Financial risk management

Exposure to fluctuations in foreign exchange rates, interest rates and fuel prices are reviewed regularly and positions amended to comply with policies and guidelines.

19. Post balance sheet event

On 22nd July 2008, the Group sold a 30% shareholding in CLS Catering Services Limited ("CLS"), which is based in Canada, to LSG Lufthansa Service Europa/Afrika GmbH for a cash consideration of CAD 5.55 million plus an adjustment not exceeding CAD 1.2 million. Effective on that date CLS ceased to be a subsidiary of the Group.

CORPORATE GOVERNANCE

The Company has complied with all the code provisions and has met most of the recommended best practices set out in the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 to the Listing Rules on the Stock Exchange throughout the accounting period covered by the interim report.

The Company has adopted codes of conduct regarding securities transactions by Directors and by relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 to the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

DIRECTORS' INTERESTS

At 30th June 2008, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited and Hong Kong Aircraft Engineering Company Limited, its associated corporation (within the meaning of Part XV of the SFO):

	No. of shares	Percentage of issued capital
Cathay Pacific Airways Limited		
Philip Chen	9,000	0.00023
Tony Tyler	5,000	0.00013
Hong Kong Aircraft Engineering Company Limited		
John Slosar	10,000	0.00601

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares (including options) and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2008 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons:

	No. of shares	Percentage of issued capital	Type of interest (Note)
1. Air China Limited	2,948,122,554	74.97	Attributable interest [a]
2. China National Aviation Holding Company	2,948,122,554	74.97	Attributable interest [b]
3. CITIC Pacific Limited	2,948,122,554	74.97	Attributable interest [a]
4. Swire Pacific Limited	2,948,122,554	74.97	Attributable interest [a]
5. John Swire & Sons Limited	2,948,122,554	74.97	Attributable interest [c]

Note: At 30th June 2008:

(a) Under Section 317 of the SFO, each of Air China, China National Aviation Company Limited ("CNAC"), CITIC Pacific and Swire Pacific, being a party to the Shareholders' Agreement in relation to the Company dated 8th June 2006, is deemed to be interested in a total of 2,948,122,554 shares of the Company, comprising:

(i) 1,572,332,028 shares directly held by Swire Pacific;

(ii) 687,895,263 shares indirectly held by CITIC Pacific and its wholly owned subsidiary Super Supreme Company Limited, comprising the following shares held by their wholly owned subsidiaries: 286,451,154 shares held by Custain Limited, 189,976,645 shares held by Grand Link Investments Holdings Ltd., 21,809,399 shares held by Perfect Match Assets Holdings Ltd., and 189,658,065 shares held by Smooth Tone Investments Ltd.; and

(iii) 687,895,263 shares indirectly held by Air China and their subsidiaries CNAC and Total Transform Group Limited, comprising the following shares held by their wholly owned subsidiaries: 288,596,335 shares held by Angel Paradise Ltd., 191,922,273 shares held by Easerich Investments Inc. and 207,376,655 shares held by Motive Link Holdings Inc.

(b) China National Aviation Holding Company is deemed to be interested in a total of 2,948,122,554 shares of the Company, in which its subsidiary Air China is deemed interested.

(c) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in a total of 2,948,122,554 shares of the Company by virtue of the Swire group's interests in shares of Swire Pacific representing approximately 36.50% of the issued capital and approximately 55.74% of the voting rights.

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